Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255100

PROSPECTUS SUPPLEMENT NO. 18
(TO PROSPECTUS DATED MAY 27, 2022)

7,620,000
Units consisting of
Common Shares or
Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares

Performance Shipping Inc.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated May 27, 2022 (“Prospectus”) of Performance Shipping Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-255100).

On November 29, 2022, the Company filed a Current Report on Form 6-K with the Commission as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 29, 2022.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated November 29, 2022 titled “Performance Shipping Inc. Announces Commitment Letter from Alpha Bank A.E.”.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (Registrant)

Dated: November 29, 2022

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES COMMITMENT LETTER
FROM ALPHA BANK A.E.

ATHENS, GREECE, November 29, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that it has accepted a commitment letter whereby it intends to enter into an agreement for a new term loan facility of up to US$22,000,000.00 with Alpha Bank A.E. (the “Facility”) through a separate wholly-owned subsidiary of the Company. This Facility is subject to the completion of customary closing conditions and the execution of a final loan agreement by the Company and its lenders. Proceeds from this Facility will be used to finance up to about 50% of the purchase price of the previously announced 2013 built LR2 tanker vessel the Company has agreed to acquire, the M/T Fos Hamilton, to be renamed P. Long Beach. This Facility shall bear interest at the rate of SOFR plus 2.35% per annum.

The Facility will be repayable in twenty (20) consecutive quarterly installments of US$550,000.00 each, and concurrent with the twentieth quarterly installment, the Company will owe a balloon payment of US$11,000,000.00.

Commenting on this commitment letter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are pleased to announce that we are expanding our relationship with Alpha Bank, established with the first loan facility of US$18.25 million secured by the M/T P. Aliki. This commitment letter is indicative of the continued confidence in our Company demonstrated by our new lender with another long-term loan facility at attractive terms. We expect to drawdown this Facility upon delivery of our eighth vessel, the LR2 Aframax tanker, M/T P. Long Beach in December 2022. With a recently expanded and renewed fleet, we look forward to further enhancing our fixed revenues of approximately US$85 million with lucrative spot charter rates secured mainly through our pool agreements thereby capturing the strong prevailing market conditions and generating significant cash flow.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company’s current fleet is employed on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessel we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to the vessel we have agreed to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.